UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mattersight Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

577097108
(CUSIP Number)

Anthony O. Pergola, Esq.
Richard Bernstein, Esq.
Lowenstein Sandler PC
1251 Avenue of the Americas, 17th Floor
New York, NY 10020
(646) 414-6842
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        577097108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Investor AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): n/a

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: Kingdom of Sweden

Number of	7. Sole Voting Power:	0*
Shares Beneficially	8. Shared Voting Power:	0*
Owned by
Each Reporting	9. Sole Dispositive Power:	0*
Person With	10. Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13	Percent of Class Represented by Amount in Row (11): 0%*

14.	Type of Reporting Person (See Instructions): HC

*As of May 10, 2012, IGC Fund VI, L.P., a Delaware limited partnership (the “Fund”), holds 2,364,209 shares of common stock, $0.01 par value per share (the “Common Shares”) of  Mattersight Corporation, a Delaware corporation (the “Company”).  Investor Growth Capital, LLC, a Delaware limited liability company (the “General Partner”), possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Fund.  Investor AB, a limited liability company incorporated under the laws of Sweden (“Investor AB”), previously filed a Schedule 13D (the “December Schedule 13D”) with the United States Securities and Exchange Commission (the “Commission”) on December 27, 2011.  The December Schedule 13D disclosed certain acquisitions by the Fund of the Company’s securities occurring as of December 19, 2011 (the “Transaction Date”) and stated that Investor AB was, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the beneficial owner of such securities of the Company acquired and held by the Fund.  However, a determination has been made that the General Partner, and not Investor AB, as of the Transaction Date was, and currently is, pursuant to Rule 13d-3 under the Act, the beneficial owner of the securities of the Company acquired and held by the Fund.  Accordingly, this Schedule 13D Amendment No. 1 is being filed with the Commission to disclose that for the purposes of Rule 13d-3 under Act, Investor AB is deemed to beneficially own none of the securities of the Company acquired and held by the Fund. Concurrent with the filing of this Schedule 13D Amendment No. 1 with the Commission, the General Partner is filing a Schedule 13D with the Commission disclosing that it, for the purposes of Rule 13d-3 under the Act, beneficially owns all of the securities of the Company acquired and held by the Fund.  In addition to the Common Shares acquired and held by the Fund and deemed beneficially owned by the General Partner, a senior executive employed by an affiliate of the General Partner and a member of the Board of Directors of the Company (the “Senior Executive Employee”) holds options to acquire 50,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, Investor AB and the General Partner disclaims the beneficial ownership of any of the Company’s securities held by the Senior Executive Employee.

Item 2.   Identity and Background.

       Item 2 of this Schedule 13D is hereby amended by deleting such item in its entirety and substituting the following in lieu thereof:

       This statement is being filed by Investor AB (the “Investor AB”), a limited liability company incorporated under the laws of Sweden, whose business address is Arsenalsgatan 8c, S-103, 32 Stockholm, Sweden.  Investor AB is a publicly held and engaged principally in business as a diversified industrial holding company.  Investor AB, through one or more intermediate entities, is the sole limited partner of IGC Fund VI, L.P., a Delaware limited partnership (the “Fund”), and the majority holder of the membership interests of Investor Growth Capital, LLC, a Delaware limited liability company (the “General Partner”).  The General Partner is the general partner of the Fund and possesses the sole power to vote and the sole power to direct the disposition of all securities held by the Fund.

       During the last five years, neither Investor AB nor any person set forth in Schedule A annexed hereto, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which Investor AB or any person named in Schedule A was or now is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer.

       Item 5 of this Schedule 13D is hereby amended by deleting such item in its entirety and substituting the following in lieu thereof:

       On December 27, 2011, Investor filed a Schedule 13D (the “December Schedule 13D”) with the United States Securities and Exchange Commission (the “Commission”).  The December Schedule 13D disclosed certain acquisitions of the Company’s securities occurring as of December 19, 2011 (the “Transaction Date”) and stated that Investor AB was, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), the beneficial owner of the securities of the Company acquired and held by the Fund.  However, a determination has been made that the General Partner, and not Investor AB, as of the Transaction Date was, and currently is, pursuant to Rule 13d-3 under the Act, the beneficial owner of the securities of the Company acquired and held by the Fund.  Accordingly, this Schedule 13D Amendment No. 1 is being filed with the Commission to disclose that for the purposes of Rule 13d-3 under Act, Investor AB is deemed to beneficially own none of the securities of the Company acquired and held by the Fund. Concurrent with the filing of this Schedule 13D Amendment No. 1 with the Commission, the General Partner is filing a Schedule 13D with the Commission disclosing that it, for the purposes of Rule 13d-3 under the Act, beneficially owns all of the securities of the Company acquired and held by the Fund.  In addition to the Common Shares acquired and held by the Fund and deemed beneficially owned by the General Partner, a senior executive employed by an affiliate of the General Partner and a member of the Board of Directors of the Company (the “Senior Executive Employee”) holds options to acquire 50,000 Common Shares.  Pursuant to Rule 13d-4 under the Act, Investor AB and the General Partner disclaims the beneficial ownership of any of the Company’s securities held by the Senior Executive Employee.

       Nothing set forth herein shall be construed as an admission by Investor AB, or any other person or entity, that Investor AB, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Act, or for any other purposes.

       There were no transactions in the Common Shares (or securities convertible into, exercisable for or exchangeable for Common Shares) by Investor AB or any other person or entity controlled by Investor, or any person or entity for which Investor AB possesses voting or investment control, during the period commencing sixty (60) days prior to the Transaction Date and ending on the date of the filing of this Schedule 13D Amendment No. 1.

[signatures follow on the next page]

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 10, 2012

INVESTOR AB

By:	/s/ Stephen M. Campe
Name: Stephen M. Campe
Title: Authorized Signatory

By:	/s/ Michael V. Oporto
Name: Michael V. Oporto
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

The following is a list of the directors and executive officers of Investor AB, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person.

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jacob Wallenberg	Chairman	Swedish	Chairman of the Board	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Sune Carlsson	Vice Chairman	Swedish	Vice Chairman of the Board	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Gunnar Brock	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Börje Ekholm	Director, Executive Officer	Swedish	President and CEO, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Tom Johnstone	Director	British	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Carola Lemne	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Grace Reksten Skaugen	Director	Norwegian	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
O. Griffith Sexton	Director	American	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Hans Stråberg	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Lena Treschow Torell	Director	Swedish	Director	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Peter Wallenberg, Jr.	Director	Swedish	Director	Arsenalsgatan 4, SE-103 22 Stockholm, Sweden
Marcus Wallenberg	Director	Swedish	Director	Arsenalsgatan 4, SE-103 22 Stockholm, Sweden
Johan Forssell	Managing Director	Swedish	Head of Core Investments	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Petra Hedengran	Managing Director	Swedish	General Counsel and Head of Corporate Governance and Compliance	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Lennart Johansson	Managing Director	Swedish	Head of Financial Investments	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Susanne Ekblom	Managing Director	Swedish	Chief Financial Officer	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden